MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 10/31/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	37
2009 Turnover:	15%
Net Assets:	$11.27 mil
Audited Expense Ratio:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

New Holdings in the Mundoval Fund

Have you Googled anything today? According to a 2009 comScore study, Google executes nearly 33,000 web searches every second, accounting for 2/3 of all internet searches worldwide. [1]
Mundoval bought shares of Google in early September at a price we felt was an excellent value, considering Google's stable history of generating free cash, which totaled $8.5 billion in 2009.[2]

Are you writing fewer checks? A Federal Reserve Payments study found the use of checks plunged from 57% of non-cash payments in 2000 to just 33% by 2006[3]. Consumers are increasingly skipping checkbooks for credit and debit cards.

MasterCard makes money by partnering with thousands of banks and financial institutions worldwide that issue debit and credit cards to their clients. Every time a consumer swipes their MasterCard, MasterCard collects a fee for processing the transaction.

We purchased shares of MasterCard in September, attracted to their growing presence overseas, their steady history of generating cash above expenses, and their low debt levels. And as long-term investors, we think MasterCard is in an excellent position to take advantage of the steady shift away from cash and checks in favor of plastic.

When did you last develop a roll of film? Photographs, email, music, shopping, social networking, books, video, travel- so much of our personal and professional lives are now computerized, and all of that

7855 Ivanhoe Ave, # 210
La Jolla, CA 92037

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

digital data has to be stored somewhere...

Enter the Western Digital company. Western Digital designs and builds hard drives- the storage units for computers, servers, digital video recorders and a myriad of other devices- and their product line is growing in response to rampant demand. In the 1980's, the first personal computers came equipped with 10 megabyte hard drives and cost thousands of dollars. Today, Western Digital offers a $199 hard drive with 2 terabytes of storage, 200,000 times the capacity of early PC's[4].

Western Digital is a dominant player in a growing industry. As value investors, we feel the marketplace has priced Western Digital stock below its intrinsic or true value, giving us an opportunity to invest in a quality company at a discount price.

1. www.comscore.com, "comScore Reports Global Search Market Growth of 46% in 2009." 2. http://investor.google.com. 3. www.frbservices.com, "The Check Sample Study." 4. www.wdc.com, WD Elements Desktop External Hard Drive.